As filed with the Securities and Exchange Commission on November 17, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             GREAT LAKES REIT, INC.
             (Exact Name of Registrant as Specified in Its Charter)

 Maryland                                   36-3844714
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

             823 Commerce Drive, Suite 300
                  Oak Brook, Illinois             60523
       (Address of Principal Executive Offices)   (Zip Code)


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

Securities   Act   registration   statement  file  number  to  which  this  form
relates:_______________ (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class                     Name of Each Exchange on Which
to be so Registered                     Each Class is to be Registered
Common Stock, $.01 par value               New York Stock Exchange
-------------------------------------------------------- -----------------------

Securities to be registered pursuant to Section 12(g) of the Act:
                                                        None
                                                  (Title of Class)

                                                  (Title of Class)





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Item 1.           Description of Registrant's Securities To Be Registered.

     The following summary of the terms of the stock of Great Lakes REIT, Inc. ("the Company") does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's charter and the Company's bylaws, copies of which are exhibits to this Form 8-A/A.

General

         The charter provides that the Company may issue up to 60,000,000 shares of common stock, $.01 par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"). On November 17, 1997, 15,685,866 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

Common Stock

         Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

         Subject to the provisions of the charter regarding the restrictions on transfer of stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

         Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of Common Stock will have equal dividend, liquidation and other rights.

     Under the Maryland General Corporation Law, as amended (the "MGCL") a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Company's charter provides that such transactions shall be effective and valid if taken or authorized by the affirmative vote of stockholders holding a majority of all of the votes entitled to be cast on the matter.





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         The  charter  authorizes  the  Board of  Directors  to  reclassify  any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the
preferences,   conversion  and  other  rights,   voting  powers,   restrictions,
limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Power to Issue Additional Shares of Common Stock and Preferred Stock

         The Company believes that the power of the Board of Directors to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify unissued shares of Common or Preferred Stock and thereafter to cause the Company to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

Restrictions on Transfer

         For the Company to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), its shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

         Because the Board of Directors believes it is at present essential for the Company to qualify as a REIT, the charter, subject to certain exceptions, contains certain restrictions on the number of shares of stock of the Company that a person may own. The charter prohibits any person from acquiring or holding, directly or indirectly, shares of stock in excess of 9.9% in value of the aggregate of the outstanding shares of stock of the Company (the "Aggregate Stock Ownership Limit").

         The Company's Board of Directors, in its sole discretion, may exempt a person from the Aggregate Stock Ownership Limit (an "Excepted Holder"). However, the Board may not grant such an exemption to any person whose ownership, direct or indirect, of in excess of 9.9% of the value of the outstanding shares of stock of the Company would result in the Company being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in the Company failing to qualify as a REIT. In order to be considered by the Board as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to own, directly or indirectly, more than





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a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of the Board that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Trust (as defined below). The Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, in order to determine or ensure the Company's status as a REIT.

         The Company's charter further prohibits (a) any person from beneficially or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of stock of the Company that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of the stock of the Company that resulted in a transfer of shares to the Trust, is required to give notice immediately to the Company and provide the company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

         If any transfer of shares of stock of the Company occurs which, if effective, would result in any person beneficially or constructively owning shares of stock of the Company in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of shares of stock of the Company the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the "Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the charter) prior to the date of such violative transfer. Shares of stock held in the Trust shall be issued and outstanding shares of stock of the Company. The Prohibited Owner shall not benefit economically from ownership of any shares of stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee of the Trust (the "Trustee") shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that shares of stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of stock held in the Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trust, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Company that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if the Company has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.




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         Within 20 days of  receiving  notice  from the  Company  that shares of stock of the Company have been transferred to the Trust, the Trustee shall sell the shares of stock held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Company's charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the charter) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to the discovery by the Company that shares of stock have been transferred to the Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

         In addition, shares of stock of the Company held in the Trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of:(i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

         All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

         Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of the Company's stock, including shares of Common Stock, within 30 days after the end of each taxable year, is required to give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of stock of the Company which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership on the Company's status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit. In addition, each stockholder shall upon demand be required to provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

         These ownership limits could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders.




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Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is Gemisys Corporation.


Item 2.           Exhibits

                  The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 8-A/A.




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                                                         SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on November 17, 1997.


                                            GREAT LAKES REIT, INC.



                                            By:/s/ Richard L. Rasley
                                            Richard L. Rasley
                                            Executive Vice President, Co-General
                                            Counsel and Secretary





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                                  Exhibit Index


4.1 Articles of Amendment and Restatement of the Company filed with the Maryland State Department of Assessments and Taxation on September 23, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

4.2 Amended and restated bylaws of the Company dated September 11, 1997 (incorporated by reference to Exhibit 4.2 to the Company's Registration
         Statement  on  Form  S-3  filed  with  the   Securities  and  Exchange
         Commission on November 13, 1997).

4.3 Specimen of certificate representing shares of Common Stock (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 13, 1997).

4.4 Stock Purchase Agreement dated as of August 20, 1996 by and among the Company and the other parties named therein (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 1996).

4.5 Registration Rights Agreement dated as of August 20, 1996 by and among the Company and the other parties named therein (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 1996).




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